UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INSPIRE PHARMACEUTICALS, INC.

(Name of Subject Company)

MONARCH TRANSACTION CORP.

MERCK & CO., INC.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(INCLUDING ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

(Title of Class of Securities)

457733103

(CUSIP Number of Class of Securities)

Richard N. Kender

Senior Vice President, Business Development and Corporate Licensing

Merck & Co., Inc.

One Merck Drive, PO Box 100

Whitehouse Station, NJ 08889-0100

(908) 423-1000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Filing Persons)

Copies to:

David N. Shine, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Phone: (212) 859-8000

Fax: (212) 859-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$481,393,285	$55,889.76

*	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $5.00 cash per share (i) all 83,292,192 outstanding shares of common stock of Inspire; (ii) all restricted stock units with respect to 1,665,719 shares of common stock of Inspire; and (iii) all outstanding options respect to 11,320,746 shares of common stock of Inspire, in each case as of April 1, 2011, the most recent practicable date.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction valuation by 0.00011610.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) is filed by Monarch Transaction Corp. (“Offeror”), a Delaware corporation and wholly-owned subsidiary of Merck & Co., Inc. (“Merck”), a corporation formed under the laws of New Jersey, to purchase all of the outstanding shares of common stock, par value $0.001 per share (together with the associated preferred stock purchase rights, each a “Share” and collectively, the “Shares”), of Inspire Pharmaceuticals, Inc., a Delaware corporation (“Inspire”), at a purchase price of $5.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 15, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Schedule TO is being filed on behalf of Offeror and Merck.

The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated by reference in answers to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” and “Frequently Asked Questions” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a) The name of the subject company and the issuer of securities to which this Schedule TO relates is Inspire Pharmaceuticals, Inc., a Delaware corporation. Inspire’s principal executive offices are located at 8081 Arco Corporate Drive, Suite 400, Raleigh, North Carolina, 27617, and its telephone number is (919) 941-9777. The information set forth in Section 8 “Certain Information Concerning Inspire” of the Offer to Purchase is incorporated herein by reference.

(b) This Schedule TO relates to the outstanding shares of common stock, par value $0.001 per share, of Inspire. Based on information provided by Inspire in its representation of capitalization, as of April 1, 2011 there were 83,292,192 shares of common stock, par value $0.001 per share, of Inspire issued and outstanding. The information set forth in the “Introduction” section of the Offer to Purchase is incorporated herein by reference.

(c) The Shares are traded on the Nasdaq Global Market under the symbol “ISPH.” The information set forth in Section 6 “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a), (b), (c) The information set forth in Section 9 “Certain Information Concerning Offeror and Merck,” Schedule I “Directors and Executive Officers of Merck” and Schedule II “Directors and Executive Officers of Offeror” of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION

The information set forth in the “Summary Term Sheet,” “Frequently Asked Questions,” Section 1 “Terms of the Offer,” Section 2 “Acceptance for Payment and Payment for Shares,” Section 3 “Procedure for Accepting the Offer and Tendering Shares,” Section 4 “Withdrawal Rights,” Section 5 “Certain Material U.S. Federal Income Tax Considerations,” Section 7 “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listings(s); Registration under the Exchange Act; Margin Regulations,” Section 11 “Background of the Offer,” Section 12 “Purpose of the Offer; Plans for Inspire; Stockholder Approval; Appraisal Rights,” Section 13 “The Transaction Documents” and Section 15 “Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)(1) Other than the transactions described in Item 5(b) below, during the past two years none of Merck or Offeror nor, to the best knowledge of Merck and Offeror, any of the persons listed in Schedule I “Directors and Executive Officers of Merck” and Schedule II “Directors and Executive Officers of Offeror” of the Offer to Purchase has entered into any transaction with Inspire or any of Inspire’s affiliates that are not natural persons.

(a)(2) Other than the transactions described in Item 5(b) below, during the past two years none of Merck or Offeror nor, to the best knowledge of Merck and Offeror, any of the persons listed in Schedule I “Directors and Executive Officers of Merck” and Schedule II “Directors and Executive Officers of Offeror” of the Offer to Purchase has entered into any transaction or series of similar transactions with any executive officer, director or affiliate of Inspire that is a natural person with an aggregate value that exceeds $60,000.

(b) The information set forth in Section 7 “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listings(s); Registration under the Exchange Act; Margin Regulations,” Section 9 “Certain Information Concerning Offeror and Merck,” Section 11 “Background of the Offer,” Section 12 “Purpose of the Offer; Plans for Inspire; Stockholder Approval; Appraisal Rights” and Section 13 “The Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a), (c)(1)-(7) The information set forth in Section 7 “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listings(s); Registration under the Exchange Act; Margin Regulations,” Section 11 “Background of the Offer” and Section 12 “Purpose of the Offer; Plans for Inspire; Stockholder Approval; Appraisal Rights” of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a), (b), (d) The information set forth in Section 10 “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a), (b) The information set forth in the “Introduction,” Section 9 “Certain Information Concerning Offeror and Merck,” Section 11 “Background of the Offer,” Section 12 “Purpose of the Offer; Plans for Inspire; Stockholder Approval; Appraisal Rights,” Section 13 “The Transaction Documents” and Schedule I “Directors and Executive Officers of Merck and Offeror” of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) The information set forth in Section 17 “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS

Not applicable.

ITEM 11.	ADDITIONAL INFORMATION

(a)(1) Except as disclosed in Items 1 through 10 above and Exhibits of this Schedule TO, which are incorporated herein by reference, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) Merck, Offeror or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) Inspire or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2)-(4) The information set forth in Section 7 “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listings(s); Registration under the Exchange Act; Margin Regulations,” Section 15 “Conditions of the Offer,” and Section 16 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 12.	EXHIBITS

See Exhibit Index following the Signature Page.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

[Remaining of the page is intentionally left blank]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2011		MONARCH TRANSACTION CORP.

	By:	/s/ Katie Fedosz
Name: Katie Fedosz
Title: Assistant Secretary

Dated: April 15, 2011		MERCK & CO., INC.

	By:	/s/ Katie Fedosz
Name: Katie Fedosz
Title: Senior Assistant Secretary

EXHIBIT INDEX

Exhibit Number	Document

(a)(1)(A)	Offer to Purchase, dated April 15, 2011.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)	Form of Summary Advertisement as published in The Wall Street Journal on April 15, 2011.

(a)(5)(A)	Joint Press Release, dated April 5, 2011, issued by Merck and Inspire (incorporated by reference to the Schedule TO-C filed by Offeror and Merck with the SEC on April 5, 2011).

(b)(1)	Not applicable.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of April 5, 2011, by and among Merck, Offeror and Inspire (incorporated by reference to Exhibit 2.1 to Inspire’s Current Report on Form 8-K, File No. 001-31577, filed with the SEC on April 8, 2011).

(d)(2)	Tender and Support Agreement, dated as of April 5, 2011, by and among Merck, Offeror and Warburg Pincus Private Equity IX, L.P. (incorporated by reference to Exhibit 99.8 to Warburg Pincus Private Equity IX, L.P.’s Form 13D/A filed with the SEC on April 6, 2011).

(d)(3)	Confidentiality Agreement, dated February 23, 2011, between Inspire and Merck Sharpe & Dohme Corp.

(d)(4)	Second Amendment to Rights Agreement, dated as of April 5, 2011, to the Rights Agreement, dated October 21, 2002, by and between Inspire and Computer Share Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to Inspire’s Current Report on Form 8-K, File No. 001-31577, filed with the SEC on April 8, 2011).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.